Code of Ethics and Business Conduct

Exos Technology Financial Partners Ltd.
Code of Ethics and Business Conduct
January 2020

A MESSAGE FROM BRADY DOUGAN
This Exos Technology Financial Partners Ltd. ("Exos") Code of Ethics and Business Conduct applies to all Exos businesses and is one of the ways we put our values into practice. It is built around the recognition that everything we do in connection with our work at Exos will be, and should be, measured against the highest possible standards of ethical business conduct.
Exos is built on a strong foundation of doing the right thing and of expecting more. Our regulators and clients should expect more from us, we should expect more from each other, and we should expect more from ourselves. Our ambition is to transform the business of institutional finance to serve customers better.  We can only achieve this goal if each and every one of us behaves in a most reputable way.
This Code will give you the guidance that you need to always behave in ways that support the high standards we set for ourselves and the Firm. It is our commitment to the highest standards that will allow us to continue to hire great people, provide exceptional service, attract loyal clients and be respected by our regulators and the public.
"I WANT OUR FIRM TO BE THE ONE THAT EVERYONE POINTS TO IN A COUPLE OF YEARS AND SAYS "OF COURSE, THAT'S THE WAY IT SHOULD ALWAYS HAVE BEEN DONE."
As a representative of Exos, it is important that you read and understand our Code of Ethics and Business Conduct and follow both its letter and its spirit. Each of us has a personal responsibility to incorporate, and to encourage each other to incorporate, the principles of the Code into our daily work. If you have a question or if you think a colleague, a contractor or the Firm as a whole, may be falling short of our commitment, don't be silent. We want – and need – to hear from you.
Brady Dougan, CEO

Index
A COMMUNITY THAT ACTS WITH INTEGRITY AND DOES THE RIGHT THING
     Why Do We Have a Code?
     Who Must Follow the Code?
BE GOOD
We act with integrity in everything we do
     Follow the Law and the Exos Code
     Speak Up and Raise Concerns
     We Do Not Tolerate Retaliation
     What We Expect from Our Managers
BE RESPECTFUL
We celebrate the diversity, talents and abilities of everyone in our community
     We Treat One Another with Dignity and Respect
     Our Workplace is a Safe Environment
BE HONEST
We act with uncompromising honesty and integrity
     Anti-Money Laundering and Economic Sanctions
     Anti-Bribery and Corruption
     Personal Conflicts of Interest
     Business Conflicts of Interest
     Gifts and Entertainment
     Vendors and Suppliers
     Political Contributions and Activities
BE LOYAL
We protect our Firm's interests, assets and information
     Confidential Information
     Material Non-Public Information / Aiding and Abetting / Insider Trading
     Protecting Company Assets
     Accurate Recordkeeping, Retention & Disposal of Firm Records
     Intellectual Property
     Communications
BE ACCOUNTABLE
We are accountable for our own conduct and to each other
     Responsibility for Administration of the Code
     It's a Two-Way Street
     Investigation of Potential Code Violations
     Decisions and Disciplinary Actions
     Reporting
BE COMMITTED
We are committed to upholding the highest standards of ethics and business conduct
      Departing and Former Employees & Consultants
      Your Personal Commitment

A COMMUNITY THAT ACTS WITH INTEGRITY AND DOES THE RIGHT THING
Integrity is fundamental to Exos Technology Financial Partners Ltd. ("Exos" or the "Firm"). We believe that following the simple tenets of Be Good, Be Respectful, Be Honest, Be Loyal, Be Accountable and Be Committed means you will be acting with integrity in all that you do.
Why Do We Have a Code?
We all want and should do what is right for our Firm. This Code of Ethics and Business Conduct (the "Code"):
•Defines how we should conduct ourselves as representatives of Exos,
•Addresses our responsibilities to each other, and
•Outlines our responsibilities to our clients, our regulators and our communities.
Who Must Follow the Code?
The Code applies to all (1) Exos employees; (2) other associated persons of Exos; and (3) consultants and contingent workers who perform work on behalf of the Firm.  While the Code governs conduct in your capacity as an Exos employee or representative of this Firm, you should always be mindful that how you conduct yourself on your personal time can equally reflect on our Firm.

BE GOOD
We act with integrity in everything we do
Follow the Law and the Exos Code
Always obey the law and the spirit of the law. Use the Code as a guide to your actions, use good judgment and avoid even the appearance of improper behavior.
If you are still uncertain, ask for guidance. The Code captures many of the situations that we will encounter but it cannot address every circumstance. You may ask for guidance from your Manager or another member of senior management, Human Capital, the Office of the General Counsel, or the Regulatory Solutions Group.
If ever in doubt about a course of conduct, ask yourself
•Is it legal?
•Is it ethical?
•Is it consistent with the Code?
•Will it reflect well on me and the Firm?
•Would I want to read about it on the front page of the Wall Street Journal?
If the answer to any of the questions above is "no", DON'T DO IT!
Speak Up and Raise Concerns
Our clients will choose and will continue to do business with us based on the good reputation of our Firm and our employees and other representatives. We all have an obligation to protect the reputation and integrity of our Firm. We rely on and unequivocally encourage you to voice your concerns about potential wrongdoing and to hold each other accountable. Remember - at Exos, we expect more.
If you see or suspect illegal or unethical behavior involving Exos, including possible violations of laws, rules, regulations, violations of this Code  - whether it relates to you, your Manager, a co-worker, a customer or a third-party service provider – or if you need assistance making an ethics or compliance-related decision, you have several resources:
•Your Manager or a member of senior management
•A senior member of the Legal Department or the Regulatory Solutions Group
•A senior member of the Human Capital Department
•Make a Confidential Report via the Firm's employee activities vendor system
Upon request, we will keep your identity anonymous when you raise concerns, to the extent possible.

REMEMBER: Nobody's bottom line is more important than the reputation of our Firm

In addition, if you become aware of a mistake in your own work or other situation that if left unaddressed could be harmful, whether or not intentional, please bring it immediately to the attention of your Manager. Do not hope you will be able to correct a mistake on your own, that it will work itself out over time, or that you will be able to hide it. Reduce or eliminate the damage of mistakes and bad decisions by owning up to them and bringing them to light quickly. It will always be better for you and the Firm.

Q&A: I have a colleague in my group who lists expenses on his expense report that I have good reason to believe he did not incur. Should I say something?
Yes. Inaccurate or false entries on an expense report are a violation of our values and are plainly wrong. Report your concern to your Human Capital representative or the Legal Department.
REMEMBER: Making honest mistakes is human, but intentionally covering up mistakes is wrong and is against our values.
We Do Not Tolerate Retaliation
Exos values the help of employees and other Firm representatives who identify potential problems that we must address.
To create an environment where you feel comfortable reporting potential bad acts, neither the Firm nor any Managers or executives of the Firm will take any action to retaliate against you when you report, in good faith, any suspicions or concerns. In fact, we encourage you to come forward and raise any concerns in order to protect our Firm.
We are all responsible for creating and maintaining an environment where everyone feels comfortable raising concerns without fear of retaliation.
What We Expect from Our Managers
Managers should always behave as models for others and promote a culture of ethical conduct. Managers must:
•Make sure the people you supervise understand their responsibilities under the Code and other Firm policies.
•Create opportunities to discuss our Code and reinforce the importance of ethics and compliance
•Create an environment where employees and other representatives feel comfortable raising concerns without fear of retaliation.
•Consider conduct in relation to our Code and other Firm policies when evaluating employees.
•Always act to stop violations of our Code, other Firm policies, or the law by those you supervise.
•Never encourage or direct employees or other Firm representatives to achieve business results at the expense of ethical conduct.

Above all else, do not conduct yourself in a manner that would provide justification for any of our employees or other representatives of the Firm to act contrary to our Code.

BE RESPECTFUL
We celebrate the diversity, talents and abilities of everyone in our community
We Treat One Another with Dignity and Respect
At Exos, we are committed to providing a work environment that promotes equal opportunity, dignity and respect. Our policies promote equal employment opportunity without discrimination or harassment on the basis of ethnicity, race, color, religion, gender, gender identity, sexual orientation, marital status, age, national origin, disability, marital and civil partnership or civil union status, pregnancy, or other demographic categories. We strive to attract, develop and foster a community that is as diverse as the clients we serve, and is an inclusive work environment that embraces the strength of our differences.
We will better serve the needs of our clients and foster innovation if we each embrace diversity and inclusion in everything that we do.
We are better together.
Our Workplace is a Safe Environment
Our workplace is a safe environment and should be free from unwelcome verbal, visual, physical or other conduct of any kind that creates an intimidating, offensive or hostile work environment. While not an exhaustive list, the following are examples of unacceptable behavior:
•Sexual harassment
•Offensive language or jokes
•Racial, ethnic, gender or religious slurs
•Degrading comments
•Intimidating or threatening behavior

What is Sexual Harassment? Sexual harassment may consist of verbal, visual or physical conduct of a sexual nature that is unwelcome or that makes someone feel uncomfortable. It includes: sexual advances, requests for sexual favors or repeated, unwelcome requests for dates, and display of sexually suggestive pictures or pornography.

We must never act in a harassing manner or otherwise cause co-workers, clients, or our vendors/suppliers to feel uncomfortable. It is important to remember that harassment, sexual or otherwise, is determined by our actions and words and how they impact others, regardless of our intentions.  Misconduct, including discrimination, harassment, retaliation or other forms of unprofessional behavior will not be tolerated.

Q&A: You are added to an email chain with other women at the Firm where they share details of their weekends. You liked the sense of community it gave you and helped you personally connect with your colleagues. One day you meet for lunch in the Firm cafeteria, and a few of the women shared photos of family and friends. One woman showed explicit photos of her boyfriend, which made you feel uncomfortable. A discussion ensued about certain men in the office (some of who are sitting nearby), rating them against the boyfriend's photo. What should you do?
You should raise your concern directly with the group as potentially creating a hostile work environment and cite our Code. If the conduct continues, you should respectfully leave the discussion and raise the matter with your Manager or with a senior representative from the Office of the General Counsel or Human Capital. We all must protect the reputation of Exos, which includes reporting improper and harassing conduct.

We are Free from Drug and Alcohol Abuse
Further to our commitment to a safe and healthy environment, we must also maintain a workplace that is free from the adverse effects of drug and alcohol abuse. You may not misuse controlled substances or sell, manufacture, distribute, possess, use, or be under the influence of illegal drugs in our workplace or while performing work-related duties. In order to protect everyone at the Firm, we reserve the right to drug test.
LEARN MORE:
•Employee Handbook (Employees only)

BE HONEST
We act with uncompromising honesty and integrity
Anti-Money Laundering and Economic Sanctions
Money laundering is the process of converting funds from illegal activity into funds that appear legitimate. The funds can thereby enter the ordinary stream of commerce without detection of the underlying crime. Money laundering can facilitate terrorist activity, narcotics trafficking or other illegal activity. Both individuals and/or the Firm could be subject to civil and criminal proceedings for participating or assisting money laundering.
The Firm's Anti-Money Laundering Program is designed to adhere to the legal and regulatory requirements that exist to prevent illegal activity. At the Program's core is our collective responsibility to know with whom we are conducting business ("Know Your Customer"), monitor for any unusual activity, and escalate concerns immediately so that they may be investigated and reported, if required, to the appropriate authorities.

U.S. economic sanctions may prohibit or restrict our doing business with certain foreign jurisdictions, governments or individuals. These regulations may also require the freezing of assets in which these governments or individuals have an interest. The Firm's Anti-Money Laundering Program, as well as its client onboarding systems, will address and account for sanctions. You must escalate immediately any concerns you have that the Firm may be at risk for doing business with a sanctioned country, entity or individual. As with general anti-money laundering concerns, knowing with whom we are doing business is paramount.
Anti-Bribery and Corruption
Bribery and corruption, in all forms, violates our policies and the law. We do not offer or accept bribes, kickbacks or any other kind of improper payment, including facilitation payments or "anything of value" and we do not do anything through a third party that we are not allowed to do ourselves. Any gift or entertainment provided to a "government official" (as defined in the Anti-Money Laundering Program) is strictly prohibited.
Anything of value includes:
•Gifts (Includes tangible items - art, tickets, use of vacation homes, and intangible items such as discounts, favors, and special privileges)
•Payment for travel, lodging, or meals
•Charitable or political contributions
•Honoraria or speaker fees
•Educational or employment opportunities
LEARN MORE:
•Anti-Money Laundering, Customer Identification and Customer Due Diligence Program Policy (Employees and other associated persons)
Personal Conflicts of Interest
Our business is built on public trust and confidence in our products and services. To deliver our very best, we all have an obligation to make objective decisions on behalf of the Firm and avoid situations where a conflict or apparent conflict exists between the Firm's interests and your own, those of other employees or Firm representatives, or those of our clients.
Business Conflicts of Interest
Potential business conflicts may occur in a number of circumstances. We are all responsible for taking appropriate action when we become aware of any actual or potential conflicts of interest, including bringing potential conflicts to the attention of your Manager and / or the Regulatory Solutions Group.
Potential personal conflicts may arise in various situations, including:
•Having a personal or family interest in a company or transaction involving Exos where you or a family member could derive a benefit.
•Outside business activities (including serving as an officer or member of the board of directors of another company) that could raise potential conflicts with a client or Exos.

•Making political contributions, which are allowed only on an exception basis, that may indirectly benefit the Firm. (Employees and Other Associated Persons)
Ask Yourself:
•Will this activity or relationship influence, or appear to influence, my ability to make sound and unbiased business decisions or otherwise interfere with my ability to do my job on behalf of Exos?
•Could I personally gain something or could a family member benefit from my involvement based on my status as an employee or otherwise as a representative of Exos?
•Will I be using Firm assets for personal gain?
•Will my participation cause me to put my interests ahead of what is best for the Firm?
•Will public disclosure of the activity damage the reputation of Exos?
If the answer to any of these questions is "yes", DON'T DO IT! And if you have already done it, then report it immediately to your Manager, the Legal Department and/or to the Regulatory Solutions Group.

REMEMBER: Circumstances will always be reviewed with hindsight.
LEARN MORE:
•Conflicts of Interest Policy (Enterprise Manual, Section 2.4) (Employees and other associated persons)
Gifts and Entertainment
We believe in free and open competition. We gain our competitive advantage through superior performance, never through questionable business practices. The exchange of gifts and entertainment may be a common business practice and one that can build goodwill among clients and companies with which we do business. However, when such exchanges becomes lavish or frequent, it can suggest something improper. In general:
•Comply with gift giving limits: all gifts given by the Firm, our employees or other associated persons to a particular recipient over the course of a year must be recorded through the Firm's employee activities vendor system and cannot exceed, in the aggregate, $100 per recipient.
•Do not ask for or accept gifts, meals or entertainment in exchange for doing, or promising to do, anything for an Exos customer or supplier, or give gifts, meals or entertainment if requested by an Exos customer or supplier.
•Do not give or accept lavish or excessive gifts or entertainment as a representative of Exos.
LEARN MORE:
•Gifts and Entertainment Policy (Enterprise Manual, Section 8) (Employees and other associated persons)

Vendors and Suppliers
We are principled in all of our purchasing decisions.  We select and treat all vendor relationships fairly and honestly and we put the Firm's interests first.

Q&A: Exos recently issued a Request for Proposal (RFP) from several vendors for various consulting services. While the RFPs were pending, I was invited to join my relationship manager at one of the vendors for a dinner followed by court side seats to the Knicks. Can I accept?
No. Accepting entertainment from a vendor involved in an open RFP with the Firm could appear to influence your ability to make an impartial decision and ultimately could damage the reputation of the Firm.

Political Contributions and Activities
Exos is committed to active citizenship and community involvement, and will seek opportunities, as a Firm, to engage in these areas, as appropriate. However, you may not directly or indirectly, use or contribute Firm funds or resources to a political party, candidate or campaign unless it is approved by the Regulatory Solutions Group and your manager. This includes the use of Firm facilities, office equipment, and supplies for those purposes.
We respect your right to be politically engaged, and thus, you are free to contribute your personal time and resources to candidates, parties, and civic organizations that you support. Your individual involvement should be totally voluntary, on your own time, at your own expense, and using your own resources. When engaging in political activities, you may NOT identify yourself as an employee or representative of the Firm. In addition, employees and other associated persons must pre-clear certain political activities (fundraising, hosting candidates, volunteering significant time to a campaign, etc.) through the Outside Business Activities disclosure process. This process allows the Firm to review whether there is an actual or perceived conflict with the Firm and / or our clients.
Given our Firm's business model, contributing personal funds to a political party or certain federal, state and municipal candidates could give the appearance of a conflict of interest and an attempt to influence an existing or potential business relationship of the Firm. As such, cash contributions to candidates and political parties by employees are strongly discouraged.

LEARN MORE:
•Employee Activities Policy (Enterprise Manual, Section 7.5) (Employees and other associated persons)

BE LOYAL
We protect our Firm's interests, assets and information
Confidential Information
Confidential information generated and gathered in the course of our business is a valuable asset. Protecting this information is critical to our reputation for integrity and our relationship with our clients and our third-party service providers. We must be careful not to discuss confidential information in public areas, including on elevators, in shared hallways or eating areas, etc.

Q&A: WHAT IS CONFIDENTIAL INFORMATION? Confidential information is information that you create, develop, receive, or learn of in the course of employment with Exos. It is information of sufficient sensitivity that loss or unauthorized disclosure or access could result in legal or business harm to our Firm.

Examples of confidential information include, but are not limited to: computer programs, trading algorithms, trading information about a particular client, business plans or strategies of the Firm.

Material Non-Public Information / Insider Trading / Aiding & Abetting
You should not engage in illegal insider trading, which is when you attempt to benefit from trades based on material nonpublic information, or provide that information to others who may trade on that information. Inside information gives those having this knowledge an unfair advantage, and undermines investor confidence in the fairness and integrity of the securities markets.
To fully understand the meaning of "material non-public information," you must understand:
•Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Therefore, any information that could reasonably be expected to affect the price of the security is material
•Non-public information is information that is not generally known or available to the public. Information is considered to be available to the public only when it has been released to the public through appropriate channels, e.g., by means of a press release or a public statement from one of the corporation's senior officers, and enough time has elapsed to permit the market to absorb and evaluate the information.
•Additionally, if you have knowledge that a client has inside information, and you are facilitating trades on behalf of that client based on that information, you may be held liable for aiding and abetting a violation of the federal securities laws.  You should always err on the side of caution if you are in possession of information that may be construed as "material" and "nonpublic" by notifying the Regulatory Solutions Group.

You are obligated to immediately report all situations that you are aware of or have reasonable suspicions of insider trading.

REMEMBER: If you are not sure, ask!
LEARN MORE:
•Insider Trading Policy (Enterprise Manual, Section 3.1) (Employees and other associated persons)
Protecting Company Assets
Our assets, whether information, physical, financial or technology assets, are essential to operating our Firm successfully. We all have a responsibility to use them only for legitimate Firm business and to safeguard them against theft, loss, waste, or abuse. Our Firm assets, including our physical space, the equipment and supplies we use and the computer resources we access, are Firm property, and we reserve the right to monitor their use, where permitted to do so.
Generally, Exos systems should be used only for Firm business and not for personal use. Your activities on Firm's telecommunications, networking or information processing systems will be monitored by the Firm at any time and without notice.
LEARN MORE:
•Employee Handbook (Employees Only)
•Communications Policy (Enterprise Manual, Section 9) (Employees and other associated persons only)
Accurate Recordkeeping, Retention & Disposal of Firm Records
We each play an important role in recording financial and non-financial information on behalf of the Firm. We must be accurate, complete and honest in what we record and report to meet regulatory requirements. The Firm retains the records we need to meet all of our legal and regulatory requirements, and manages their secure disposal if they are no longer needed. Speak with your Manager if you have any questions regarding what records need to be retained and how.
What are examples of our Books & Records?
The Firm's books and records include, but are not limited to:
•Accounting records
•Expense reports
•Invoices
•Payroll records
•Business records (e.g., transaction records, advertising material, communications, client complaints)
•Trading records

LEARN MORE:
•Records Management Program Policy (Employees and other associated persons)
Intellectual Property
We must all honor the trademarks, patents and copyrights of the Firm and of others. The creation of any work product during the course of your affiliation with Exos is the exclusive property of the Firm. Willful violations of certain intellectual property rights may be subject to civil liability as well as criminal prosecution. Please contact Human Capital, the Legal Department, or the Regulatory Solutions Group if you have any questions or concerns.

Communications
Underpinning your responsibility to Be Loyal to our Firm is the basic premise that your communications with the public and with your colleagues are a reflection on this Firm and are expected to be professional and honest. When communicating as an employee or otherwise as a representative of our Firm, you should always ask yourself "Is my communication appropriate and professional, or would I be embarrassed to see my words in print in a newspaper article, in front of the CEO, in front of my family?"
Your communications must also be fair and balanced so that the recipient of the communication is not receiving ambiguous or misleading information. All communications made in your capacity as an employee or representative of the Firm must be made through approved systems which allow for surveillance and review.
 Your responsibilities also apply to your communications on personal social media sites which are to be used solely for personal purposes.  You may not use social media for business purposes and any reference to the Firm made on professional social media sites (e.g., LinkedIn) must link to our pre-approved description.
All communications with the press will be handled by the Human Capital / Marketing Communications Group.
LEARN MORE:
•Communications Policy (Enterprise Manual, Section 9) (Employees and other associated persons)

BE ACCOUNTABLE
We are accountable for our own conduct and to each other
Responsibility for Administration of the Code
The responsibility for reviewing and approving our Code rests with senior management.
It's a Two-Way Street
We are all accountable for our own conduct as well as for raising concerns that could affect our colleagues, our clients or the Firm. Likewise, the Firm is accountable for timely and fair review of all potential Code violations and for encouraging a transparent and open environment for our employees and Firm representatives.
Investigation of Potential Code Violations
The Firm takes all reports of potential Code violations seriously and is committed to confidentiality and a full investigation of all allegations. The Firm's Legal Department will conduct and/or manage Code investigations. Employees who are being investigated for a potential Code violation will have an opportunity to be heard prior to any final determination.
Decisions and Disciplinary Actions
We strive to impose discipline that fits the nature and circumstances of each Code violation. Violations of an intentional or serious nature may result in suspension without pay; loss or reduction of merit increase, bonus or stock option award; or termination of employment. Violations of a less serious nature may result in a letter of reprimand or letter of warning (depending upon the severity). All actions taken will be documented in the Firm's permanent personnel records.

Reporting
The General Counsel and/or the Chief Compliance Officer will periodically report significant Code investigations and final resolutions, including disciplinary actions taken, to the Board or appropriate committee.

BE COMMITTED
We are committed to upholding the highest standards of ethics and business conduct
Departing and Former Employees & Consultants
We recognize and encourage the fostering of relationships while at Exos.  To the extent you continue relationships after you or colleagues depart, remember you have an obligation to keep Firm information confidential.

Your Personal Commitment
Only by living by the highest standards can we realize our ultimate potential. Therefore, we require new employees and other Firm representatives to attest to our Code upon hire. We all must also confirm, no less than annually, our continued commitment to the Code.